Exhibit (g)(10)

MEMORANDUM OF UNDERSTANDING

This memorandum of understanding (“MOU”) is entered into as of December 4, 2011, by and among the parties (by and through their respective undersigned counsel) to the consolidated action pending in the Delaware Chancery Court (the “Delaware Court”), captioned In re interclick, Inc. Shareholders Litigation, Consol. C.A. No. 7038-VCG, and a related action pending in the Delaware Court, captioned Elghanian vs. interclick, Inc., et al., C.A. No. 7066-VCG. This MOU outlines the general terms of the Settlement (as defined herein) that are to be embodied, together with such other consistent terms as may be agreed by the parties, in a Stipulation (as defined herein) to be submitted for approval of the Delaware Court.

WHEREAS, on October 31, 2011, interclick, inc. (“interclick”), Yahoo!, Inc. (“Yahoo!”) and Innsbruck Acquisition Corp. (“Innsbruck”), a wholly owned subsidiary of Yahoo!, entered into an Agreement and Plan of Merger, dated October 31, 2011 (the “Merger Agreement”), pursuant to which (i) Yahoo! would commence a tender offer to acquire at least a majority (calculated on a fully diluted basis) of interclick’s outstanding common stock at a price per share of $9.00 in cash (the “Tender Offer”), and (ii) following completion of the Tender Offer, Innsbruck would merge with and into interclick, with interclick surviving the merger as a wholly-owned subsidiary of Yahoo! (the “Merger,” and collectively with the Tender Offer and any and all other transactions contemplated thereby, the “Proposed Transaction”);

WHEREAS, on November 8, 2011, plaintiff Siamak “Sam” Elghanian (“Elghanian”) filed a putative class action in the Supreme Court of the State of New York, County of New York (the “New York Court”), captioned Elghanian v. interclick, inc., et al., Index No. 653101/2011 (the “Elghanian New York Action”), which named as defendants the members of interclick’s board of directors (the “Board”), and which alleged, among other things, that the Board breached its fiduciary duties in connection with the Proposed Transaction, and sought to enjoin preliminarily the Proposed Transaction;

WHEREAS, shortly after filing the Elghanian New York Action, Elghanian sought expedited production of documents from various defendants;

WHEREAS, on November 11, 2011, plaintiffs Ronald Whaley (“Whaley”) and David Lieberman (“Lieberman”) each filed a putative class action in the Delaware Court, captioned Whaley v. Brauser, et al., C.A. No. 7038-VCG (the “Whaley Action”) and Lieberman v. interclick, inc., et al., C.A. No. 7039-VCG (the “Lieberman Action,” and collectively with the Whaley Action, the “Delaware Actions”), respectively, alleging substantially similar claims to those alleged in the Elghanian New York Action, and naming as defendants all of the defendants named therein and Yahoo!. The complaint filed in the Whaley Action also named Steven Rubin and David Honig as defendants, and the complaint filed in the Lieberman Action also named Innsbruck as a defendant. Hereinafter, all of the defendants named in the Delaware Actions will be referred to collectively as “Defendants.” The Delaware Actions sought to enjoin preliminarily the Proposed Transaction;

WHEREAS, on November 15, 2011, Yahoo! commenced the Tender Offer, scheduled to expire on December 13, 2011, and filed with the U.S. Securities and Exchange Commission (the “SEC”) related materials on schedule TO, and, among other things, interclick filed a solicitation and recommendation statement with the SEC on Schedule 14D-9, which subsequently has been amended (hereinafter, the Schedule 14D-9 and all amendments to the Schedule 14D-9 filed by interclick will be referred to collectively as the “14D-9”), in which the Board expressed its support for the Proposed Transaction and elicited stockholder support of the Proposed Transaction;

WHEREAS, on November 16, 2011, Elghanian filed an amended class action complaint in the Elghanian New York Action, which alleged, among other things, that the Board had failed to disclose all material information to interclick stockholders in the 14D-9, and sought to enjoin preliminarily the Proposed Transaction pending the disclosure of all material information;

WHEREAS, on November 17, 2011, Whaley filed an amended class action complaint in the Whaley Action, which alleged, among other things, substantially similar claims to those raised in the Elghanian New York Action and sought to enjoin preliminarily the Proposed Transaction pending the disclosure of all material information;

WHEREAS, also on November 17, 2011, Whaley filed a motion in the Whaley Action for expedited proceedings and a motion to enjoin preliminarily the Proposed Transaction, in which Lieberman joined, and as a result of such motion the Delaware Court scheduled a telephonic hearing on November 21, 2011;

WHEREAS, on November 18, 2011, Elghanian filed a motion in the Elghanian New York Action by order to show cause for expedited discovery and the scheduling of briefing and a hearing on his motion to enjoin preliminarily the Proposed Transaction, and, that same day, Justice Eileen Bransten of the New York Court scheduled a conference to take place on the motion before Justice O. Peter Sherwood on November 21, 2011;

WHEREAS, on November 20, 2011, counsel for the parties to the Delaware Actions negotiated a stipulated scheduling order for expedited discovery and to set a hearing date for plaintiffs’ motion for preliminary injunction at the convenience of the Delaware Court;

WHEREAS, on November 21, 2011, defendants in the Delaware Actions and Elghanian New York Action substantially similar motions to proceed in one forum requesting that the respective judges confer with each other to determine the appropriate forum in which the putative stockholder class actions challenging the Proposed Transaction should proceed;

WHEREAS also on November 21, 2011, counsel for the parties to the Delaware Actions participated in a hearing by teleconference before the Delaware Court in connection with the respective motions filed by the parties to those actions. Prior to the teleconference, the parties to the Delaware Actions agreed to expedited discovery and briefing of the Delaware Action in connection with the motion for preliminary injunction, and during the teleconference, the Delaware Court (i) set a hearing date of December 7, 2011, in connection with the motion for a preliminary injunction, and (ii) directed that any reply brief in connection with the motion for a preliminary injunction must be filed on or before December 5, 2011. In addition, in response to Defendants’ motion to confer filed on November 21, 2011, Vice Chancellor Sam Glasscock advised the parties that the Delaware Court planned to discuss with Justice Sherwood the appropriate court — the New York Court or the Delaware Court — that should hear and decide the putative stockholder class actions challenging the Proposed Transaction, and noted that the Delaware Court believed that all actions challenging the Proposed Transaction should proceed in the Delaware Court.

WHEREAS, also on November 21, 2011, counsel for the parties to the Elghanian New York Action, together with counsel for Yahoo!, attended a conference with Justice Sherwood’s law clerk in connection with Elghanian’s expedition motion, and the parties suggested that

Justice Sherwood should contact the Delaware Court to discuss in which court the putative stockholder class actions challenging the Proposed Transaction should proceed;

WHEREAS, on November 22, 2011, counsel for the parties to the Elghanian New York Action, together with counsel for Yahoo!, participated in a conference call with Justice Sherwood in which he advised that, under the circumstances, the New York Action would be stayed and the New York Court would defer to the Delaware Court, on the condition that, among other things, Elghanian would be permitted to file an action in the Delaware Court and Defendants would not oppose Elghanian’s efforts to participate in the proceedings in the Delaware Actions;

WHEREAS, on November 23, 2011, Justice Sherwood issued an order staying the Elghanian New York Action;

WHEREAS, also on November 23, 2011, the Delaware Court consolidated the Delaware Actions (collectively, the “Consolidated Delaware Action”), appointed lead and liaison counsel to lead the prosecution of the Consolidated Delaware Action, and entered a Stipulated Scheduling Order Regarding Expedited Proceedings in the Consolidated Delaware Action which, among other things, (i) required Defendants to engage in good faith efforts to begin a rolling production of documents immediately and to conclude their production no later than November 26, 2011, at 5:00 p.m.; (ii) provided that depositions would commence on or after November 28, 2011, and would be completed on or before November 30, 2011; (iii) established a briefing schedule that required plaintiffs in the Consolidated Delaware Action to file and serve their opening brief in support of their motion to enjoin preliminarily the Proposed Transaction no later than December 1, 2011, at 5:00 p.m., required Defendants in the Consolidated Delaware Action to file and serve any answering briefs in response to the motion no later than December 4, 2011 at 5:00 p.m., and required plaintiffs in the Consolidated Delaware Action to file and serve any reply in further support of the motion no later than December 5, 2011, at 11:59 p.m.; and (iv) scheduled a hearing to take place on the injunction motion on December 7, 2011 at 10:00 a.m. in Wilmington, Delaware;

WHEREAS, Steven Rubin and David Honig no longer were named as defendants in the Consolidated Delaware Action;

WHEREAS, also on November 23, 2011, Elghanian filed an action in the Delaware Court (the “Elghanian Delaware Action”), in which he alleged substantially similar claims to those he had raised in the Elghanian New York Action and those that were raised in the Consolidated Delaware Action, and sought to enjoin preliminarily the Proposed Transaction pending the disclosure of all material information;

WHEREAS, also on November 23, 2011, Elghanian filed a motion in the Delaware Court to, among other things, modify the Delaware Court’s appointment of lead and liaison counsel in the Consolidated Delaware Action;

WHEREAS, on November 23, 2011, the parties to the Consolidated Delaware Action entered into a Stipulation and Order Governing the Production and Exchange of Confidential Information, and, separately, Elghanian agreed to be bound thereby;

WHEREAS, between November 23, 2011, and November 26, 2011, the parties to the Consolidated Delaware Action conducted continued negotiations concerning the scope of the document requests initially made by lead counsel and lead counsel made further requests for documents and information based on its review and analysis of documents produced by

Defendants, which requests were complied with by Defendants to the satisfaction of lead counsel;

WHEREAS, between November 23, 2011, and November 26, 2011, Defendants produced several thousand pages of documents to plaintiffs’ counsel in the Consolidated Delaware Action and in the Elghanian Delaware Action;

WHEREAS, during that same period, plaintiffs in the Consolidated Delaware Action and the Elghanian Delaware Action (together, the “Actions”) resolved to prosecute the Actions cooperatively and Elghanian agreed to support the lead and liaison counsel structure that the Delaware Court appointed;

WHEREAS, between November 26, 2011, and November 27, 2011, counsel for plaintiffs in the Actions (together, “Plaintiffs”) made further requests for additional information based on their joint review and analysis of the documents produced by Defendants, which requests were complied with by Defendants to the satisfaction of Plaintiffs’ counsel;

WHEREAS, on November 28, 2011, Plaintiffs conducted the deposition of Dean S. Asofsky, a managing director of GCA Savvian Advisors, LLC, interclick’s financial advisor in connection with the Proposed Transaction;

WHEREAS, on November 29, 2011, Plaintiffs conducted the deposition of defendant Michael Brauser, the Co-Chairman of the Board and the Chairman of interclick’s Special Projects Committee;

WHEREAS, on November 30, 2011, Plaintiffs conducted the deposition of defendant Michael Katz, the Chief Executive Officer of interclick and a member of the Board;

WHEREAS, during the period from November 23, 2011, through November 29, 2011, as Plaintiffs continued to engage in discovery efforts and the preparation of their opening brief in support of the motion to enjoin preliminarily the Proposed Transaction, lead counsel and defense counsel engaged in arm’s-length negotiations concerning the potential settlement of the Actions and, on November 27, 2011, reached an agreement in principle to propose to the Delaware Court a settlement of the Actions on the terms set forth herein (the “Settlement”);

WHEREAS, during the period from November 27, 2011, through December 4, 2011, continued arm’s-length negotiations between lead counsel and defense counsel took place concerning the terms of this MOU;

WHEREAS, Plaintiffs engaged and consulted with financial experts to assist them in evaluating the financial and other aspects of the Proposed Transaction, and Defendants recognize that counsel for Plaintiffs are experienced in litigating these types of class actions;

WHEREAS, in settlement of the Actions, supplemental information relating to the Proposed Transaction (the “Supplemental Disclosures”), in substance as shown in Exhibit A, will be filed by interclick with the SEC as an amendment to the 14D-9 or otherwise (the “14D-9/A”), prior to and sufficiently in advance of the December 13, 2011 expiration of the Tender Offer;

WHEREAS, following the expedited discovery described above, Plaintiffs’ counsel have concluded that the terms contained in this MOU are fair, reasonable and adequate to Yahoo!, interclick’s public stockholders and members of the Settlement Class (as defined below), and the parties believe that it is reasonable to pursue the settlement of the Actions based on the procedures and terms outlined herein and the benefits and protections offered hereby, and the parties wish to document their agreement in this MOU;

WHEREAS, all Defendants denied, and continue to deny, that they committed or aided and abetted the commission of any breach of fiduciary duty, any violation of law of any kind, or otherwise engaged in any of the wrongful acts alleged in the Actions, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other duties, and that they are entering into this MOU solely to eliminate the burden and expense of further litigation;

WHEREAS, Plaintiffs contend that they brought their claims in good faith and continue to believe that their claims have legal merit, but believe that the terms contained in this MOU satisfy their concerns with respect to the Proposed Transaction and that their efforts in prosecuting the Actions resulted in significant relief for interclick’s stockholders which, under the circumstances, is fair, reasonable and adequate;

WHEREAS, all parties recognize the time and expense that would be incurred by further litigation of the Actions and the uncertainties inherent in such litigation; and

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Delaware Court, by and among the parties hereto, as follows, with the following agreement in principle intended to be a full and final resolution of the Released Claims (defined below):

1. As a result of negotiations with Plaintiffs, interclick will file the 14D-9/A, which shall include the Supplemental Disclosures, in substance as shown in Exhibit A.

2. Plaintiffs and Defendants agree that, except as expressly provided herein, the Actions and all proceedings therein shall be stayed pending submission of the proposed Settlement to the Delaware Court for its consideration. Counsel shall enter into such documentation as the parties may agree to be required or advisable to effectuate the foregoing agreements.

3. Plaintiffs and Defendants shall use their good faith best efforts to agree upon and execute an appropriate stipulation of settlement consistent herewith on customary terms acceptable to all parties (the “Stipulation”) and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Actions with prejudice and on the merits upon the terms set forth herein (collectively, the “Settlement Documents”).

4. The Stipulation shall, among other things, provide:

(a) that Defendants deny that they committed any of the wrongful acts alleged in the Actions, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties, and that they are entering into this MOU solely to eliminate the burden and expense of further litigation;

(b) that all proceedings in the Actions, except for those proceedings related to the proposed Settlement, shall be stayed until the resolution of all such Settlement-related proceedings;

(c) for certification for settlement purposes only pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and (2)(2) of a mandatory class (with no right to opt out) of all interclick stockholders and their successors in interest and transferees, immediate, and remote, from October 31, 2011, through the consummation of the Tender Offer (the “Settlement Class”); provided, however, that Defendants, their immediate family members, their directors or partners, their direct or indirect parent or subsidiary entities, or any person or entity over whom or which any Defendant exercises sole or exclusive control shall be excluded from the Settlement Class;

(d) that subject to the performance, satisfaction, or waiver of the terms and conditions set forth herein, for entry of a judgment dismissing the Actions with prejudice and on the merits and without costs to any party, except as expressly provided herein and in the Stipulation;

(e) for complete releases and settlement of any and all known and unknown claims (including Unknown Claims (as defined below)) (whether individual, class, derivative, representative, legal, equitable, or any other type or in any other capacity), demands, rights, actions or causes of action, liabilities, damages, losses, obligations, attorneys’ fees (except as otherwise expressly provided in Paragraph 8 of this MOU), expenses and costs (except as otherwise expressly provided in Paragraph 8 of this MOU), judgments, suits, matters and issues of any kind or nature whatsoever (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of state or federal securities laws or otherwise), whether contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, for damages, injunctive relief, or any other remedy against Defendants and their respective officers, directors, employees, agents (including, but not limited to, financial advisors and investment bankers), advisors, representatives, partners, affiliates, associates, predecessors, successors in interest and assigns (collectively, the “Released Persons”) that have been, could have been or in the future can or might be asserted by any member of the proposed Settlement Class in any forum concerning, arising from or otherwise relating to (i) the claims alleged in the Actions, (ii) the

Proposed Transaction, and (iii) the disclosures contained in the 14D-9, the 14D-9/A and the Supplemental Disclosures (collectively, the “Released Claims”), shall be released with prejudice pursuant to the terms and conditions herein; provided, however, that the claims to be released shall not include the right of any Settlement Class member to enforce the terms of the Settlement, or the right of any interclick stockholder to seek appraisal of their interclick shares if legally permitted to seek appraisal under Delaware law;

(f) that, in the event that the Settlement does not become final for any reason, the certification of the Settlement Class will be revoked and Defendants reserve the right to oppose any motion for class certification in future proceedings;

(g) that the releases contemplated by the Settlement shall extend to claims that all members of the Settlement Class and Defendants do not know or suspect to exist at the time of the release relating in any way to the Released Claims, which, if known, might have affected the decision to enter into the release or to object or not to object to the Settlement (“Unknown Claims”). Members of the Settlement Class and Defendants shall be deemed to waive, and shall waive and relinquish to the fullest extent permitted by law, any and all provisions, rights, and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law or equity, which governs or limits a person’s release of Unknown Claims; further, with respect to any and all of the Released Claims, including any and all Unknown Claims, that (I) Plaintiffs, members of the Settlement Class and Defendants shall be deemed to waive, and shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS

WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT

TO EXIST IN HIS OR HER FAVOR AT THE TIME OF

EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR

HER MUST HAVE MATERIALLY AFFECTED HIS OR HER

SETTLEMENT WITH THE DEBTOR;

(II) Plaintiffs, members of the Settlement Class and Defendants also shall be deemed to waive any and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law or equity, which is similar, comparable, or equivalent to California Civil Code § 1542; and (III) Plaintiffs, on behalf of the Settlement Class and Defendants acknowledge that members of the Settlement Class and Defendants may discover facts in addition to or different from those that they currently know or believe to be true with respect to the subject matter of this release, but that it is the intention of Plaintiffs, on behalf of the Settlement Class, and Defendants, to fully, finally, and forever settle and release with prejudice any and all Released Claims, including any and all Unknown Claims, without regard to the subsequent discovery or existence of additional or different facts;

(h) that Plaintiffs, the members of the Settlement Class and their respective agents, including, without limitation, their counsel (collectively, the “Released Plaintiffs”), will receive from Defendants, as well as their successors and assigns (collectively, the “Releasing Defendants”), a full release with prejudice of any claim that the Releasing Defendants may or could have, or may or could assert, arising out of or relating to the initiation, prosecution or settlement of the New York Action or the Delaware Actions, without regard to the subsequent discovery or existence of additional or different facts; provided, however, that the claims to be released shall not include the right of any of Defendants to enforce the terms of the Settlement;

(i) that the parties agree to use their best efforts to secure the dismissal of any other litigation brought by any member of the Settlement Class in any other court or tribunal against any of the Released Persons that involves any of the Released Claims, except proceedings on behalf of any interclick stockholder to seek appraisal of their interclick shares in accordance with Delaware law, which appraisal proceedings shall not be affected in any manner by the Settlement;

(j) that, subject to the Order of the Delaware Court, pending final determination of whether the Settlement provided for in the Stipulation should be approved, that Plaintiffs and all members of the Settlement Class are barred and enjoined from commencing, prosecuting, or participating in any action asserting any Released Claims against any Released Person; and

(k) a provision that the Delaware Court’s failure to approve any requested award of attorneys’ fees and/or expenses shall have no effect on the Settlement set forth in this Stipulation.

5. Plaintiffs will not seek preliminary injunctive or any other type of injunctive relief relating to the Proposed Transaction, either in the Delaware Court or any other court.

6. The parties to the Actions will present the Settlement to the Delaware Court for hearing and approval as soon as reasonably practicable following dissemination of appropriate notice to class members, and will use their best efforts to obtain Final Court Approval of the Settlement and the dismissal with prejudice of the Actions, as well as the Elghanian New York Action. The parties shall agree to a form of notice to submit for approval of the Delaware Court. Defendants shall disseminate and administer notice and shall solely be responsible to pay the costs and expenses related to providing such notice as approved by the Delaware Court. As used herein, “Final Court Approval” of the Settlement means that the Delaware Court entered an order approving the Settlement in accordance with the Stipulation, and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for re-argument, appeal or review, by leave, certiorari, or otherwise, expired.

7. The consummation of the Settlement is subject to: (a) the drafting, execution, and filing of the Settlement Documents in a form mutually acceptable to the parties; and (b) Final Court Approval of the proposed Settlement and dismissal of the Actions, and the Elghanian New York Action, with prejudice and on the merits. This MOU shall be null and void and of no force and effect (except for the dissemination of the Supplemental Disclosures embodied in Exhibit A) if any of the foregoing conditions are not met; in such an event, the parties shall be deemed to be in the position they were in prior to the execution of this MOU, and this MOU and the statements made therein shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions, or to constitute an admission of fact or wrongdoing by any party.

8. Defendants agree that Plaintiffs solely are responsible for negotiating and causing interclick to disseminate the Supplemental Disclosures and that issuance of the Supplemental Disclosures will confer a valuable benefit on interclick’s public stockholders. Accordingly, Plaintiffs and Plaintiffs’ counsel intend to petition the Delaware Court for an award of attorneys’ fees, expenses and costs in connection with the application for approval of the Settlement. The parties agree, after execution of this MOU, to negotiate in good faith with respect to the amount of attorneys’ fees, expenses and costs Plaintiffs and Plaintiffs’ counsel intend to seek. If the parties agree to the amount of attorneys’ fees, expenses and costs to be sought by Plaintiffs and Plaintiffs’ counsel, then Defendants will not oppose or object to the petition that Plaintiffs and Plaintiffs’ counsel intend to file in the Delaware Court. The Stipulation also shall provide that interclick, or its successor(s) or insurer(s), will cause to be paid any attorneys’ fees, expenses and costs awarded by the Delaware Court within five (5) business days after the Court’s entry of an Order granting the attorneys’ fees, expenses and costs application, notwithstanding the existence of any objections to the Settlement or to the attorneys’ fees, expenses and costs awarded, the potential for appeal from any such objections, or a collateral attack on the Settlement or any part thereof. If any such Order is reversed or modified in a manner so as to reduce or eliminate the attorneys’ fees, expenses and costs awarded, then Plaintiffs’ counsel shall refund to the party or other entity that paid the attorneys’ fees, expenses and costs to Plaintiffs’ counsel, within five (5) business days after the entry of such reversal or modification, an amount consistent with such reversal or modification, plus interest accrued or accumulated thereon. The parties agree that approval of attorneys’ fees, expenses and costs to Plaintiffs’ counsel will not be a condition to Final Court Approval of the Settlement. Defendants reserve all of their rights with respect to any petition for attorneys’ fees, expenses and costs filed by Plaintiffs and Plaintiffs’ counsel.

9. Plaintiffs represent that they are members of the Settlement Class and that none of Plaintiffs’ claims referred to in this MOU have been assigned, encumbered, or in any manner transferred in whole or in part.

10. Each party severally acknowledges that no promise, inducement, or agreement not expressed herein has been made to it, to him, or to her, that this MOU contains the entire agreement between or among the parties concerning the matters described in this MOU, and

(except as otherwise expressly provided in Paragraph 4(e) of this MOU, or as otherwise expressly provided herein) that there are no third-party beneficiaries to this MOU.

11. This MOU may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

12. This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of laws principles. Any action arising out of or relating to this MOU and the Settlement shall be brought exclusively in the Delaware Court of Chancery.

13. This MOU may be modified or amended only by a writing signed by all of the signatories hereto.

14. Each of the attorneys executing this MOU has been duly empowered and authorized by his/her respective client(s) to execute this MOU.

BY THE PARTIES:

FOR THE PLAINTIFFS:

Lionel Z. Glancy Michael Goldberg Louis Boyarsky Glancy Binkow & Goldberg LLP 1801 Avenue of the Stars, Suite 311 Los Angeles, CA 90067	Carmella P. Keener (#2810) P. Bradford deLeeuw (#3569) Rosenthal, Monhait & Goddess, P.A. 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899

Robert I. Harwood Peter W. Overs, Jr.	Delaware Counsel for Plaintiff Elghanian
Harwood Feffer LLP

488 Madison Avenue, 8th Floor

New York, NY 10022

Seth D. Rigrodsky (#3417)

Brian D. Long (#4347)

Gina M. Serra (#5387)

Rigrodsky & Long, P.A.

919 N. Market Street, Suite 980

Wilmington, DE 19801

Lead Counsel and Counsel for Plaintiffs

Lieberman and Whaley

Samuel H. Rudman Joseph Russello Robbins Geller Rudman & Dowd LLP 58 South Service Road, Suite 200 Melville, NY 11747 Counsel for Plaintiff Elghanian

FOR INTERCLICK, INC. AND THE INDIVIDUAL DEFENDANTS:

Michael J. Maimone (#3592) Joseph B. Cicero (#4388) Greenberg Traurig LLP The Nemours Building 1007 North Orange Street, Suite 1200 Wilmington, DE 19801

FOR YAHOO! INC. AND INNSBRUCK ACQUISITION CORP.

Bruce L. Silverstein (#2495) Elena C. Norman (#4780) Young Conaway Stargatt & Taylor, LLP 1000 West Street, 17th Floor P.O. Box 391 Wilmington, DE 1980

Jordan Eth Anna Erickson White Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105